Exhibit 99.1

4D pharma plc (in administration)

Cancellation of admission to trading on AIM

Leeds, UK, 15 February 2023 – 4D pharma plc (the “Company”) (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, announces the cancellation of the admission to trading of its ordinary shares with effect from 7.00 a.m. tomorrow, Thursday 16 February 2023.

On 24 June 2022, the Company entered into administration pursuant to paragraph 14 of Schedule B1 to the Insolvency Act 1986 (the “Act”), David John Pike and James Richard Clark (together, the “Joint Administrators”) were appointed as joint administrators of the Company (the “Administration”) and the Company’s ordinary shares were suspended from trading on AIM.

On 7 October 2022, Armistice Capital Master Fund Ltd (“Armistice”) acquired the secured debt under which the Company was placed into the Administration. Armistice are the sole secured creditor of the Company and the party with the primary economic interest in the Administration.

Since 7 October 2022, in line with their statutory duties under paragraph 3(1)(a) of Schedule B1 to the Act, the Joint Administrators have been engaged in further discussions with Armistice with a view to securing a permanent solution to the Company’s funding shortfall as (i) a possible means of achieving the rescue of the Company as a going concern, (ii) the Company’s eventual exit from the Administration pursuant to paragraph 80(2) of Schedule B1 to the Act and (iii) the return from suspension of its ordinary shares on AIM (together, the “Administration Exit”). The Administration Exit was to be funded primarily by the issuance of ordinary shares in the Company to be subscribed for by Armistice for an aggregate total subscription price of USD $15,000,000 (the “Equity Raise”), subject to the approval of the Company’s shareholders as required for the issuance of such shares.

An extraordinary general meeting of the Company’s shareholders was therefore called pursuant to a circular issued by the Joint Administrators on 30 December 2022 and such meeting was held on 16 January 2023, whereby the requisite shareholder approval to the Equity Raise was secured.

On 31 January 2023, Armistice notified the Joint Administrators that, as the Company’s secured creditor, it would no longer support the use of the Company’s cash assets to progress work towards the Administration Exit and that the Equity Raise, being the principal funding under which the Administration Exit was to be funded, would no longer be provided. In view of Armistice’s decision in this regard, the Administration Exit is no longer a tenable option for the Company acting by the Joint Administrators.

In light of the above developments, the Joint Administrators have proceeded to market the constituent assets of the Company (including certain businesses and assets of the Company’s subsidiaries) for sale with a view to maximising realisations for the Company’s creditors and, in the event of any proceeds of such sales being in surplus of the Company’s secured debt, its shareholders (the “New Sales Process”). The Joint Administrators are undertaking the New Sales Process as, at the date of this announcement, it is the option with the greatest likelihood of producing the most return for the Company’s stakeholders and as such are acting in accordance with their statutory duties under the Act.

As the Administration Exit is no longer a viable option for the Company, its ordinary shares will not return from suspension and instead will be cancelled from admission to trading on AIM with effect from 7.00 a.m. tomorrow, Thursday 16 February 2023.

Enquiries:

4D Pharma Plc (in administration)

James Richard Clark Joint Administrator	+ 44 20 3989 2800

David John Pike Joint Administrator	+ 44 20 3989 2800

Singer Capital Markets Nominated Adviser

Phil Davies	+ 44 20 7496 3000

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and/or regulations. Persons who are not resident in the United Kingdom or who are subject to the laws and regulations of other jurisdictions should inform themselves of, and observe, any applicable requirements, as any failure to comply with such requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the Company and all persons involved in the New Sales Process or the cancellation of the admission to trading of the Company’s ordinary shares on AIM disclaim any responsibility or liability for the violation of such restrictions by any person.

Publication on Website

A copy of this announcement will be made available on the Company’s website at www.4dpharmaplc.com and by no later than 12 noon (London time) on the first business day following the date of this announcement. The content of the Company’s website is neither incorporated into nor form part of this announcement.

Disclaimer

The Joint Administrators have prepared this announcement as agents for and on behalf of the Company and neither they nor their firm, partners or employees shall incur any personal liability whatsoever in respect of any of the obligations undertaken by the Company, or in respect of any failure on the part of the Company to observe, perform or comply with any such obligations; or under or in relation to any associated arrangements or negotiations; or under any document or assurance made pursuant to or in connection with this announcement other than, in each case, in respect of gross negligence, fraud or wilful misconduct.

The Joint Administrators have prepared this announcement in their personal capacities only for the purpose of receiving the benefit of the exclusions, limitations, and protections in their favour contained in this disclaimer.

This disclaimer shall continue for the benefit of the Joint Administrators, notwithstanding the fact that the Joint Administrators may cease to act as officeholder in respect of the Company.

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